UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                            Medialink Worldwide Inc.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    -----------------------------------------------------------------------
                         (Title of Class of Securities)
                                   58445P 10 5
           ----------------------------------------------------------
                                 (CUSIP Number)

                                Norman H. Pessin
                           366 Madison Avenue-14th Floor
                            New York, New York 10017
                                 (212) 661-2670

-----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     9/9/08
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

                               Page 1 of 6 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 2 of 6 Pages

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1) Names of Reporting Persons, S.S or I.R.S. Identification No.s of Above
Persons:

        a) SEP IRA F/B/O Norman H. Pessin ###-##-####

        b) Sandra Pessin ###-##-####


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2) Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) N/A

        (b) N/A



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3) SEC Use Only

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4) Source of Funds (See Instructions)

        PF
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) of
2(e)

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6) Citizenship or Place of Organization: USA

Number of               7)    Sole Voting Power:   a) 323,323
Shares                                             b) 159,306
Beneficially
owned by each           --------------------------------------------------------
Reporting               8)    Shared Voting Power: ___________
Person with

                        --------------------------------------------------------
                        9) Sole Dispositive Power: a) 323,323
                                                   b) 159,306

                        --------------------------------------------------------
                        10)   Shared Dispositive Power: _____________

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11) Aggregate Amount Beneficially Owned by Each Reporting Person

      a) 323,323
      b) 159,306

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12)   Check if the Aggregate Amount in Row (11) Excludes certain shares: N/A

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13)   Percent of Class Represented by Amount in Row (11): (a) 5.02%

                                                          (b) 2.47%


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14)         Type of Reporting Person (See Instructions): SEP IRA and IN
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                                Page 3 of 6 Pages

ITEM 1: IDENTITY AND BACKROUND

                                     1) SEP IRA F/B/O
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

                                     2) Sandra F. Pessin
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

Principal Occupation:                1) N.A.
                                     2) Housewife

Criminal convictions:                1) N.A.
                                     2) None

Civil proceedings:                   1) N.A.
                                     2) None

Citizenship:                         1) N.A.
                                     2) United States

ITEM 3: SOURCE AND AMOUNT OF FUNDS


                                Page 4 of 6 Pages

ITEM 4: PURPOSE OF TRANSACTION

      The shares were purchased for investment. Each filer reserves the right to seek changes in the management of the issuer in the future or in its business. No such plans currently exist.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

      (a) SEP IRA F/B/O Norman H. Pessin owns 323,323 shares of the Issuer's Common Stock, constituting thereof.

      (b) SEP IRA F/B/O Norman H. Pessin has sole power of disposition over 323,323 shares and sole power to vote the 323,323 shares.

      (c) SEP IRA F/B/O Norman H. Pessin purchased 323,323 the shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable


      (a) Sandra F. Pessin owns 159,306 shares of the Issuer's Common Stock, constituting thereof.

      (b) Sandra F. Pessin has sole power of disposition over 159,306 shares and sole power to vote the 159,306 shares.

      (c) Sandra F. Pessin purchased the 159,306 shares in open market transactions.

      (d) Not Applicable

      (e) Not Applicable


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      N/A


                                Page 5 of 6 Pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Signature:  /s/ Norman H. Pessin
            ----------------------------------
                SEP IRA F/B/O Norman H. Pessin


Signature:  /s/ Sandra F. Pessin
            ----------------------------------
                Sandra F. Pessin



September 9, 2008

                                Page 6 of 6 Pages